Dan Clark Audio, Inc



ANNUAL REPORT

3366 Kurtz St, Suite 200

San Diego, CA 92110

0

danclarkaudio.com

This Annual Report is dated April 24, 2021.

BUSINESS

Dan Clark Audio is a USA-based manufacturer of high-end headphones for music, film and gaming enjoyment. Our products are loaded with proprietary patented technology and are widely recognized as leading the industry with a unique balance of sound quality, exceptional comfort, and durability.

Operating for 8 years, Dan Clark Audio pioneered the first commercial 3D printed headphone, and has since developed a full line of beautiful, award-winning headphones.

While the majority of headphones are built using off-the-shelf drivers and parts Dan Clark Audio designs all it's headphones from the ground-up, using completely proprietary parts. We design our own drivers, magnets, headbands, baffles, ear pads, sometimes even our own screws and fasteners. This gives us not only total control over the sound and fit of our products, but the quality as well, while also minimizing the risk of counterfeit products entering the market.

All Dan Clark Audio headphones are designed, built and tested in San Diego, CA, using no off-the-shelf components.

Dan Clark Audio holds 7 patents and several more patents pending including our first patent for in-ear-monitor technology.

In addition to our classic headphone business, we now also manufacture drivers as an OEM to larger companies, with our first volume deliveries starting in May 2020.

Previous Offerings

Between 2020 and 2019, we sold 29,707 [shares of common stock] in exchange for $7.50 per share under Regulation Crowdfunding.

Other than our recently closed Startengine campaign the Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Year ended December 31, 2020 compared to year ended December 31, 2019

2020 was the year of the pandemic, during this time we were able to maintain continuous operation, with some disruptions in production and supply chains. During 2020 our sales were within 3% of 2019, we reduced our operating overhead, and improved numerous production processes.

As a result, we were able to reduce and retire significant debt while cutting our operating overhead. This combined with the resources from our Startengine campaign have left the company in a strong position for 2021. While we are disappointed to announce a loss in 2020, as outlined below this is due to shipping delays for December orders that pushed revenue recognition to Q1, 2021 when product was able to ship.

Revenue

Despite the pandemic our 2020 Sales of $1,897,488 were within three percent of 2019's Sales of $1,993,807. Due to pandemic-related supply-chain disruptions in December some large product shipments slipped into January 2021, and as we are on accrual accounting these shipments do not count towards our 2019 Total Income. As a result, our total income fell from $1,993,807 in 2019 to $1,687,883 in 2020.

Cost of Goods Sold
COGS in 2020 were $734,126, a decrease of 11.63% relative to 2019's $830,766.

Expenses
2020 expenses were $1,029,520, a decrease of 9.6% compared to 2019 expenses of $1,138,800.
Expenses decreased due to reductions in rent and other variable overhead.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $73,846.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

As of 12/31/2020 our debt obligations were:

Creditor: PayPal Working Capital
Amount Owed: $125,000.00
Interest Rate: 0.0%
Maturity Date: November 30, 2021
On March 1, 2020 the company entered into a PayPal Working Capital loan agreement with WebBank in the amount of $125,000. The loan has a fee of $21,446, bringing the total repayment amount to $146,446. The loan has a repayment percentage of 15% and the company is required to make a minimum payment of $7,322 every 90 days.
As of March 30, 2021 this loan is paid to zero and is now closed.

Creditor: Digital Federal Credit Union Amount Owed: $124,900.00
Interest Rate: 1.0%
Maturity Date: April 21, 2022
On April 21, 2020 the company entered into the Loan Agreement with Digital Federal Credit Union in the amount of $ 124,900 with maturity date 2 years from the date of the Agreement with interest accrued at fixed rate of 1% per annum. The company shall make equal monthly payments of principal on the outstanding balance of the Loan, utilizing straight-line amortization that will fully amortize the then outstanding balance of the Loan plus accrued interest on the Maturity Date, each in the amount of $6,938.89, plus accrued and unpaid interest.
This loan has qualified for forgiveness and a forgiveness application is pending with the SBA.

Creditor: Univest Capital
Amount Owed: $20,585.00
Interest Rate: 8.46%
Maturity Date: December 29, 2021
On December 29, 2016 the company entered into loan agreement with Univest Capital Inc in the

amount of $ 20,585 plus interest. The loan bears interest rate of 8.46% and matures in 60 months from that date, or December 29, 2021 with monthly payment of $422. The outstanding balance of the loans as of December 31, 2019 and December 31, 2018 were $ 9,287 and $ 13,375, respectively.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Daniel W Clark
Daniel W Clark's current primary role is with the Issuer. Positions and offices currently held with the issuer:
Position: Chairman and CEO
Dates of Service: March 28, 2012 - Present
Responsibilities: Set strategy for the company, oversee product roadmap, manage financials.

Name: Robert Jason Egger
Robert Jason Egger's current primary role is with the Issuer. Positions and offices currently held with the issuer:
Position: Chief Engineering Officer
Dates of Service: May 07, 2015 - Present
Responsibilities: Lead product development efforts.

Name: Andy Regan
Andy Regan's current primary role is with the Issuer. Positions and offices currently held with the issuer:
Position: President
Dates of Service: August 18, 2018 - Present Responsibilities: Oversee operations, lead sales
Other business experience in the past three years: Employer: HiFiMan
Title: CMO
Dates of Service: August 01, 2018 - November 01, 2019 Responsibilities: Worldwide marketing and sales.

Name: Peter N. Townshend
Peter N. Townshend's current primary role is with Townshend Venture Advisors, LLP. Peter N. Townshend currently services 5 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Secretary
Dates of Service: February 21, 2017 - Present Responsibilities: Participate and document in board meetings.
Other business experience in the past three years: Employer: Townshend Venture Advisors, LLP
Title: Managing Partner
Dates of Service: January 01, 2017 - Present Responsibilities: Principal Manager, owner and operator

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Daniel W Clark
Amount and nature of Beneficial ownership: 900,000 Percent of class: 79.67

Title of class: Common Stock
Stockholder Name: Robert J Egger
Amount and nature of Beneficial ownership: 100,000 Percent of class: 8.85

RELATED PARTY TRANSACTIONS

Name of Entity: Robert Jason Egger
Relationship to Company: Officer
Nature / amount of interest in the transaction: The company has advanced a loan of $49,950 to allow Robert Jason Egger to exercise his stock options. The funds are booked as paid-in capital. Material Terms: This is a 5-year loan. 1.1 Principal and Interest. Shareholder hereby promises to pay to the order of the Company the principal amount of $49,950.00 together with simple interest at the rate of 2.5%. The principal amount represents the Purchase Price less a $50.00 cash payment by the Shareholder to the Company. The Shareholder has delivered a check for $50.00 to the Company concurrently with his execution of this Agreement. 1.2 Payment Schedule. Principal and interest on the Loan shall be due and payable five years after the Effective Date, unless earlier prepaid pursuant to Section 1.3 or accelerated pursuant to Section 3. 1.3 Optional Prepayment. The Loan, or any portion thereof, may be prepaid, in whole or in part, at any time without penalty. 1.4 Full Recourse. The Loan is a full recourse obligation. That means that the Shareholder personally owes all principal and interest payable under this Loan. That is so even if the value of the Pledged Shares is less than the amount of such principal and interest. The Shareholder's obligation to pay principal and interest is absolute and unconditional and is not subject to offset by Shareholder. 1.5 Right of Repurchase. If the Company has a right to repurchase the Pledged Shares pursuant to the terms set forth in the Purchase Agreement or any other agreement, and the Company elects to exercise that right, the Company shall have the right (but not the obligation) to offset the repurchase price directly against accrued interest or principal of the Loan.

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share. As of December 31, 2020, 1,029,707 shares of common stock are outstanding.

The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

In an IPO;

To the company;

To an accredited investor; and

To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities
In 2020 we offered Common Stock on Startengine.

What it means to be a minority holder
As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution
Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER
The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1) to the Company;
(2) to an accredited investor;
(3) as part of an offering registered with the SEC; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and

Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 24, 2021.

Dan Clark Audio, Inc

By /s/ *Daniel W Clark*

   Name: <u>Daniel W Clark</u>

   Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Dan Clark Audio, Inc.

Profit and Loss

January - December 2020

	JAN - DEC 2020	JAN - DEC 2019 (PY)	CHANGE	% CHANGE
		TOTAL		
Income				
Collection on Accounts	-81,069.81	95,601.00	-176,670.81	-184.80 %
Returns	-110,534.98	-38,936.03	-71,598.95	-183.89 %
Sales				
Amazon	6,745.89	22,174.23	-15,428.34	-69.58 %
Direct Sales	419,645.49	845,854.36	-426,208.87	-50.39 %
International Distribution	314,612.81	323,074.98	-8,462.17	-2.62 %
OEM Sales	261,625.00		261,625.00	
Other		5,206.62	-5,206.62	-100.00 %
Other - Sales Tax Offset	-9,904.00	-7,496.33	-2,407.67	-32.12 %
Shipping Income	659.70		659.70	
Total Other	**-9,244.30**	**-2,289.71**	**-6,954.59**	**-303.73 %**
Paypal Sales	886,103.27	748,328.45	137,774.82	18.41 %
Total Sales	**1,879,488.16**	**1,937,142.31**	**-57,654.15**	**-2.98 %**
Sales of Product Income	0.00		0.00	
Total Income	**$1,687,883.37**	**$1,993,807.28**	**$ -305,923.91**	**-15.34 %**
Cost of Goods Sold				
Cost of Goods Sold	633,063.40	738,556.79	-105,493.39	-14.28 %
Freight-out	91,428.95	92,210.11	-781.16	-0.85 %
Import Duties	9,633.75		9,633.75	
Total Cost of Goods Sold	**734,126.10**	**830,766.90**	**-96,640.80**	**-11.63 %**
Equipment Repair & Maintenance		106.76	-106.76	-100.00 %
Inventory Shrinkage	0.00		0.00	
Merchant Service Fees		209.00	-209.00	-100.00 %
Paypal Fees	39,233.55	21,562.69	17,670.86	81.95 %
Total Merchant Service Fees	**39,233.55**	**21,771.69**	**17,461.86**	**80.20 %**
Outside Services - COGS	5,257.55	328.06	4,929.49	1,502.62 %
Research & Development	1,725.02	1,651.42	73.60	4.46 %
Tooling & Setup Charges		0.00	0.00	
Tools & Supplies	532.65	2,292.78	-1,760.13	-76.77 %
Total Cost of Goods Sold	**$780,874.87**	**$856,917.61**	**$ -76,042.74**	**-8.87 %**
GROSS PROFIT	**$907,008.50**	**$1,136,889.67**	**$ -229,881.17**	**-20.22 %**
Expenses				
Charitable Contributions		230.00	-230.00	-100.00 %
General & Admin Expenses				
Auto Expenses	250.08	922.59	-672.51	-72.89 %
Bank Charges	4,168.20	3,220.12	948.08	29.44 %
Computer Supplies	369.00	1,728.37	-1,359.37	-78.65 %

	TOTAL			
	JAN - DEC 2020	JAN - DEC 2019 (PY)	CHANGE	% CHANGE
Dues & Memberships	491.89	958.82	-466.93	-48.70 %
Insurance	6,505.00	6,182.00	323.00	5.22 %
Licenses & Permits	-196.99	647.83	-844.82	-130.41 %
Office Equipment Rental	854.23	1,098.87	-244.64	-22.26 %
Office Expenses	22,314.86	37,780.20	-15,465.34	-40.94 %
Office Repairs & Maintenance	2,351.01	2,404.30	-53.29	-2.22 %
Office Supplies	3,871.25	2,691.45	1,179.80	43.84 %
Other Costs - G&A	0.00		0.00	
PEO Payroll Processing	747,180.61	808,457.04	-61,276.43	-7.58 %
Professional Development	0.00	2,990.00	-2,990.00	-100.00 %
Professional Fees				
Accounting Fees	15,182.50	11,815.00	3,367.50	28.50 %
Legal Fees	14,405.00	10,770.00	3,635.00	33.75 %
Total Professional Fees	**29,587.50**	**22,585.00**	**7,002.50**	**31.01 %**
Rent	105,680.00	115,000.00	-9,320.00	-8.10 %
Repairs & Maintenance		117.02	-117.02	-100.00 %
Telecommunications	6,312.96	10,704.25	-4,391.29	-41.02 %
Travel - G&A	643.08	26,218.35	-25,575.27	-97.55 %
Utilities	11,184.44	12,786.02	-1,601.58	-12.53 %
Total General & Admin Expenses	**941,567.12**	**1,056,492.23**	**-114,925.11**	**-10.88 %**
Marketing & Selling Expenses				
Advertising & Promotion	40,004.59	20,247.71	19,756.88	97.58 %
Meals M&S	4,130.09	16,749.69	-12,619.60	-75.34 %
Outside Services - M&S	539.62	247.64	291.98	117.91 %
Postage & Deliveries	9,045.92	12,567.49	-3,521.57	-28.02 %
Printing	2,794.81	3,412.65	-617.84	-18.10 %
Sales Commissions	24,798.50	1,191.80	23,606.70	1,980.76 %
Travel - M&S	6,639.55	27,661.27	-21,021.72	-76.00 %
Total Marketing & Selling Expenses	**87,953.08**	**82,078.25**	**5,874.83**	**7.16 %**
QuickBooks Payments Fees	0.00		0.00	
Total Expenses	**$1,029,520.20**	**$1,138,800.48**	**$ -109,280.28**	**-9.60 %**
NET OPERATING INCOME	$ -122,511.70	$ -1,910.81	$ -120,600.89	-6,311.51 %
Other Income				
Grant revenue	10,500.00		10,500.00	
Interest Income	1,332.29	342.60	989.69	288.88 %
Total Other Income	**$11,832.29**	**$342.60**	**$11,489.69**	**3,353.67 %**
Other Expenses				
Depreciation Expense	5,739.00	5,739.00	0.00	0.00 %
Interest & Finance Charges	26,516.00	8,639.65	17,876.35	206.91 %
Taxes				
Federal		0.00	0.00	
Federal Taxes - Estimates Paid	0.00	0.00	0.00	
Franchise		1,600.00	-1,600.00	-100.00 %
Property	-3,260.00	3,260.00	-6,520.00	-200.00 %

	TOTAL			
	JAN - DEC 2020	JAN - DEC 2019 (PY)	CHANGE	% CHANGE
State & Local	3,899.39	2,500.00	1,399.39	55.98 %
Total Taxes	639.39	7,360.00	-6,720.61	-91.31 %
Total Other Expenses	$32,894.39	$21,738.65	$11,155.74	51.32 %
NET OTHER INCOME	$ -21,062.10	$ -21,396.05	$333.95	1.56 %
NET INCOME	$ -143,573.80	$ -23,306.86	$ -120,266.94	-516.02 %

Dan Clark Audio, Inc.

Balance Sheet

As of December 31, 2020

	TOTAL			
	AS OF DEC 31, 2020	AS OF DEC 31, 2019 (PY)	CHANGE	% CHANGE
ASSETS				
Current Assets				
Bank Accounts				
MrSpeakers Checking 5363	23,984.66	3,542.28	20,442.38	577.10 %
Paypal	12,306.84	2,977.21	9,329.63	313.37 %
Petty Cash	0.00	0.00	0.00	
Wells Fargo Savings x6274 (deleted)	0.00	0.20	-0.20	-100.00 %
WF Checking x 9295	37,555.03		37,555.03	
Total Bank Accounts	**$73,846.53**	**$6,519.69**	**$67,326.84**	**1,032.67 %**
Accounts Receivable				
A/R - Drop	0.00		0.00	
AR Magento	14,531.19	95,601.00	-81,069.81	-84.80 %
Total Accounts Receivable	**$14,531.19**	**$95,601.00**	**$ -81,069.81**	**-84.80 %**

	TOTAL			
	AS OF DEC 31, 2020	AS OF DEC 31, 2019 (PY)	CHANGE	% CHANGE
Other Current Assets				
ADP Payroll Clearing	0.00	0.00	0.00	
Due From Andy	0.00	0.00	0.00	
Due From Shareholder	2,811.77	0.00	2,811.77	
Employee Advances	0.00	0.00	0.00	
Income Tax Refund Receivable	0.00	5,500.00	-5,500.00	-100.00 %
Interest Receivable - Jason Egger	1,592.47	342.47	1,250.00	365.00 %
Inventory				
Inventory Asset - Raw Materials	181,373.66	176,658.15	4,715.51	2.67 %
Inventory Asset - Finished Goods	12,730.00	8,840.00	3,890.00	44.00 %
Total Inventory	194,103.66	185,498.15	8,605.51	4.64 %
Inventory Asset	0.00		0.00	
Loans to Shareholder	0.00	0.00	0.00	
Prepaid Taxes				
Federal	8,200.00		8,200.00	
State	4,700.00		4,700.00	
Total Prepaid Taxes	12,900.00		12,900.00	
State Tax Refund Receivable	0.00		0.00	
Undeposited Funds	0.00		0.00	
Total Other Current Assets	$211,407.90	$191,340.62	$20,067.28	10.49 %
Total Current Assets	$299,785.62	$293,461.31	$6,324.31	2.16 %
Fixed Assets				
Accumulated Depreciation	-67,029.46	-61,290.46	-5,739.00	-9.36 %
Computer Equipment	2,317.05	2,317.05	0.00	0.00 %
Equipment	72,843.08	72,843.08	0.00	0.00 %
Furniture	2,446.00	2,446.00	0.00	0.00 %
Leasehold Improvements	2,295.00	2,295.00	0.00	0.00 %
Manufacturing Equipment	4,000.00		4,000.00	
Vehicles	0.00	0.00	0.00	
Total Fixed Assets	$16,871.67	$18,610.67	$ -1,739.00	-9.34 %
Other Assets				
Note Receivable - Jason Egger	50,000.00	50,000.00	0.00	0.00 %
Total Other Assets	$50,000.00	$50,000.00	$0.00	0.00 %
TOTAL ASSETS	$366,657.29	$362,071.98	$4,585.31	1.27 %

	TOTAL			
	AS OF DEC 31, 2020	AS OF DEC 31, 2019 (PY)	CHANGE	% CHANGE
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable				
Accounts Payable	0.00	0.00	0.00	
Total Accounts Payable	**$0.00**	**$0.00**	**$0.00**	**0.00%**
Credit Cards				
Chase x5703	0.00	4,815.75	-4,815.75	-100.00 %
Dan's Card 5516	18,667.44		18,667.44	
Expensify	0.00	0.00	0.00	
Group Company Card 5703	9,386.22		9,386.22	
x4892 Chase Credit Card	0.00	61,278.52	-61,278.52	-100.00 %
x8282 IHG	0.00	0.00	0.00	
Total Credit Cards	**$28,053.66**	**$66,094.27**	**$ -38,040.61**	**-57.56 %**
Other Current Liabilities				
Accrued Expense	54,627.22	87,408.66	-32,781.44	-37.50 %
Accrued Payroll	0.00	0.00	0.00	
Due to Drop	0.00		0.00	
Due to Shareholder - Dan Clark	0.00	5,923.88	-5,923.88	-100.00 %
Line of Credit x9942	0.00	75,797.82	-75,797.82	-100.00 %
Loan from Laurie Itkin	0.00	0.00	0.00	
Medical Insurance Payable	0.00	0.00	0.00	
Paypal Loan	0.00	99,594.11	-99,594.11	-100.00 %
Paypal Loan #2	36,091.09		36,091.09	
Payroll Tax Liabilities	0.00	0.00	0.00	
Pension Liability	0.00	0.00	0.00	
Sales Tax Payable	1,885.00	1,347.00	538.00	39.94 %
Taxes Payable	0.00	0.00	0.00	
Unearned Revenue	93,402.05		93,402.05	
Total Other Current Liabilities	**$186,005.36**	**$270,071.47**	**$ -84,066.11**	**-31.13 %**
Total Current Liabilities	**$214,059.02**	**$336,165.74**	**$ -122,106.72**	**-36.32 %**
Long-Term Liabilities				
Loan from Shareholder	0.00	0.00	0.00	
PPP Loan	124,900.00		124,900.00	
Univest Capital Loan	4,839.24	9,286.99	-4,447.75	-47.89 %
Total Long-Term Liabilities	**$129,739.24**	**$9,286.99**	**$120,452.25**	**1,297.00 %**
Total Liabilities	**$343,798.26**	**$345,452.73**	**$ -1,654.47**	**-0.48 %**
Equity				
Common Stock	50,000.00	50,000.00	0.00	0.00 %
Opening Balance Equity	0.00	0.00	0.00	
Paid in Captial	149,863.57		149,863.57	
Retained Earnings	-33,380.75	-10,073.89	-23,306.86	-231.36 %
Shareholder Distributions	-49.99	0.00	-49.99	
Federal Taxes	0.00	0.00	0.00	
State Taxes	0.00	0.00	0.00	
Total Shareholder Distributions	**-49.99**	**0.00**	**-49.99**	

	TOTAL			
	AS OF DEC 31, 2020	AS OF DEC 31, 2019 (PY)	CHANGE	% CHANGE
Net Income	-143,573.80	-23,306.86	-120,266.94	-516.02 %
Total Equity	$22,859.03	$16,619.25	$6,239.78	37.55 %
TOTAL LIABILITIES AND EQUITY	$366,657.29	$362,071.98	$4,585.31	1.27 %

CERTIFICATION

I, Daniel W Clark, Principal Executive Officer of Dan Clark Audio, Inc, hereby certify that the financial statements of Dan Clark Audio, Inc included in this Report are true and complete in all material respects.

Daniel W Clark

Principal Executive Officer